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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K

                    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
                         TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  December, 2004

Commission File Number:  000-50393

                                 NEUROCHEM INC.

                          275 Armand-Frappier Boulevard
                                  Laval, Quebec
                                     H7V 4A7


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F. Form 20-F [ ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                                 Yes  [ ] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                                 Yes  [ ] No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.
                                                                 Yes  [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                   SIGNATURES:

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         NEUROCHEM INC.
December 7, 2004

                                   By:   /s/     David Skinner
                                         ---------------------------------------
                                         David Skinner
                                         Director, Legal Affairs,
                                         General Counsel and Corporate Secretary



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[NEUROCHEM LOGO]                        NEUROCHEM INC.
                                        275 Armand-Frappier Blvd.
                                        Laval, Quebec, Canada H7V 4A7



FOR FURTHER INFORMATION, PLEASE CONTACT:

Lise Hebert, Ph.D.                                           Tel: (450) 680-4572
Vice President, Corporate Communications                     Fax: (450) 680-4501
lhebert@neurochem.com


                        NEUROCHEM ANNOUNCES COMPLETION OF
                  PHASE II/III CLINICAL TRIAL FOR FIBRILLEX(TM)

MONTREAL, DECEMBER 7, 2004 - Neurochem Inc. (NASDAQ: NRMX; TSX: NRM) announced today the completion of the treatment phase of the double-blind, placebo-controlled, randomized and international Phase II/III clinical trial (Study CL-503004), to measure the efficacy and safety of 1,3-propanedisulfonate (1,3PDS; Fibrillex(TM)) for the treatment of Amyloid A (AA) Amyloidosis, a fatal consequence of chronic inflammatory and infectious diseases. Neurochem is the first biopharmaceutical company to complete a large clinical trial for this disease for which no specific treatment is approved. The Company expects to issue the quality-controlled trial data during the second quarter of 2005.

The final study visits by the last patients enrolled in the trial were recently completed. All patients who completed the trial have been invited to join the two-year open-label Phase II/III extension study (OLPES).

"Our timely completion of this clinical trial, which we call the Fibrillex(TM) Amyloidosis Secondary Trial, or FAST, is a major milestone for the development of this product candidate," said Denis Garceau, PhD, Vice President, Drug Development. "We expect to announce the trial results during the second quarter of 2005. We are at the same time in on-going discussions with the FDA as part of its Pilot 2 program."

ABOUT THE "FAST" TRIAL FOR FIBRILLEX(TM)
The Phase II/III clinical trial for Fibrillex(TM) was a two-year, international, multi-center, randomized, double-blind, placebo-controlled, and parallel-designed trial to evaluate the efficacy and safety of the investigational product candidate in patients suffering from AA Amyloidosis confirmed by biopsy and renal involvement. Neurochem successfully completed the enrollment of 183 patients for the Phase II/III trial, which was conducted at 27 sites located across North America, Europe, North Africa and Israel. The most frequent underlying diseases in patients during the trial were rheumatoid arthritis and Familial Mediterranean Fever (49% and 19%, respectively)(1). The mean time from onset of underlying disease until AA Amyloidosis was 14.6 +/-
10.6 years and nephrotic syndrome was present in 32% of the participating patients.

ABOUT FIBRILLEX(TM)
Fibrillex(TM) is an oral product candidate for the treatment of AA Amyloidosis through the prevention of amyloid fibril formation. Fibrillex(TM) belongs to the class of glycosaminoglycan (GAG) mimetics, better known as amyloid disease-modifiers. By mimicking GAGS,


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                                     - 2 -

Fibrillex(TM) prevents the AA fibril formation and the deposition of AA fibrils in organs, which, when left untreated, leads to organ failure.

Fibrillex(TM) has been selected by the Cardio-Renal Drug Product Division of the US Food and Drug Administration (FDA) to be part of the Continuous Marketing Applications Pilot 2 program aimed at further accelerating the development and eventual marketing of this product candidate. Under this Pilot 2 program, each FDA division is permitted to select only one product candidate.

FibrillexTM has already received Orphan Drug Status designation in the United States and Orphan Medicinal Product designation in Europe, which normally provide a drug seven and ten years of market exclusivity, respectively, upon regulatory approval.

ABOUT AA AMYLOIDOSIS
AA Amyloidosis is a progressive and fatal condition that occurs in a proportion of patients with chronic inflammatory diseases, including rheumatoid arthritis, ankylosing spondylitis, juvenile rheumatoid arthritis, and Crohn's disease. The disease also occurs in patients suffering from many other conditions ranging from chronic infections to inherited inflammatory diseases such as Familial Mediterranean Fever. The most common clinical presentation of AA Amyloidosis is renal dysfunction. Involvement of the gastrointestinal system is also frequent and is usually manifested as chronic diarrhea, abdominal pain and malabsorption. Enlargement of the liver and the spleen may also occur in some patients.

Patients suffering from this disease have a poor prognosis, with a five-year survival rate of approximately 50%.(2) Left untreated, patients gradually progress to end-stage renal failure, which is the cause of death in at least 35% of the cases.(3), (4)

ABOUT NEUROCHEM
Neurochem is focused on the development and commercialization of innovative therapeutics for neurological disorders. The Company's pipeline of proprietary, disease-modifying, oral products addresses critical, unmet medical needs. 1,3PDS; Fibrillex(TM) designated as an orphan drug and a Fast Track Product candidate, while having completed a Phase II/III clinical trial for the treatment of AA Amyloidosis with data expected to be released in the second quarter of 2005, is also part of an FDA Continuous Marketing Applications Pilot 2 program. 3-amino-1-propanesulfonic acid (3APS; Alzhemed(TM)), for the treatment of Alzheimer's Disease, is in a Phase III clinical trial and Cerebril(TM), for the prevention of Hemorrhagic Stroke caused by Cerebral Amyloid Angiopathy, has completed a Phase II clinical trial.

TO CONTACT NEUROCHEM
For additional information on Neurochem and its drug development programs, please call the North American toll-free number 1-877-680-4500 or visit our website at: www.neurochem.com.
(1) As recently presented at the American Society of Nephrology's Renal Week 2004 Conference.
(2)    Pepys, M., et al. Amyloidosis. Oxford Textbook of Medicine (4th ed.)
       Oxford: Oxford University Press 2003; 162-73.
(3)    Gertz, M.A., et al. Medicine (Baltimore) 1991 Jul: 70(4); 246-56.
(4)    Joss, N., et al. QJMed. 2000: 93; 535-42.



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This news release contains forward-looking statements regarding the potential for Fibrillex(TM) and further development efforts. These statements are based on the current expectations of management. Drug development involves numerous risks and uncertainties, which could cause actual results to differ materially from expectations. Promising results and successes in early stage clinical trials do not ensure that later stage or larger scale clinical trials will be successful. Additional risks and uncertainties include: the impact of general economic conditions, general conditions in the pharmaceutical industry, changes in the regulatory environment in the jurisdictions in which Neurochem does business, stock market volatility, fluctuations in costs, and changes to the competitive environment due to consolidation or otherwise. Neurochem does not undertake any obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.